April 2, 2025

Kim C. Liddell
President and CEO
Lake Shore Bancorp, Inc. /MD/
31 East Fourth Street
Dunkirk, New York 14048

       Re: Lake Shore Bancorp, Inc. /MD/
           Form S-1 filed March 14, 2025
           File No. 333-285836
Dear Kim C. Liddell:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed March 14, 2025
How We Intend To Use The Proceeds From The Stock Offering, page 36

1.     We note that you may, "potentially restructure Lake Shore Bank   s
investment
       securities portfolio." Either here or elsewhere, as appropriate, provide additional details about this potential restructuring.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 April 2, 2025
Page 2

      Please contact Todd Schiffman at 202-551-3491 or Christian Windsor at 202-551-
3419 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance